Exhibit 99.1

Volvo: Invitation to Press and Tele Conference

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 12, 2006--Volvo (NASDAQ:VOLVF)(STO:VOLVA)(STO:VOLVB)(BSE:VLV) hereby invites the media to a press conference on Tuesday, April 25 in conjunction with the release of the Volvo Group's report on the first quarter 2006.

Time: 10.00 hrs AM CET

Place: Sparvagnshallarna

Birger Jarlsgatan 57 A

113 81 Stockholm

Tel +46 8 15 22 44

Volvo will be represented at the press conference by CEO Leif Johansson, among other Volvo executives. Volvo's report is scheduled to be released at about 7.30 AM CET on April 25.
The press conference will be webcast via Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. For those who wish to participate in the press conference by telephone, please call +44 (0)20 7138 0832 (UK), +1 718 354 1153 (US) or +46 (0)8 5853 6966 (Sweden) 5-10 minutes prior to the start.

Analyst tele conference 2.30 PM CET

The numbers that apply are +44 (0)20 7138 0813 (UK), +1 718 354 1157 (US) or +46 (0)8 5876 9446 (Sweden). The tele conference will be webcast on www.volvo.com. To download the presentation please go to www.volvo.com. For replay please go to www.volvo.com under investors.

Welcome!

April 12, 2006

Note to TV/radio broadcasters: Video footage and sound bytes where CEO Leif Johansson comments the results will be available for download on www.volvo.com under News&Media from 7.30 AM CET on April 25.

To register, please go to www.thenewsmarket.com.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

This information was brought to you by Waymaker http://www.waymaker.net

CONTACT: Volvo
                         Marten Wikforss, +46 31 66 11 27